October 31, 2018

Office of Healthcare & Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	Guardion Health Sciences, Inc.
Draft Registration Statement on Form S-1
Submitted October 4, 2018
CIK No. 0001642375

Ladies and Gentlemen:

This letter sets forth the responses of Guardion Health Sciences, Inc., a Delaware corporation (the “Company,” “Guardion” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 22, 2018 (the “Comment Letter”) concerning the Company’s draft registration statement on Form S-1, submitted to the Commission on October 4, 2018. In conjunction with this letter, the Company is submitting an amended registration statement on Form S-1 (the “Registration Statement”) to the Commission. For convenient reference, we have set forth below in bold each of the Staff’s comments set forth in the Comment Letter and have set forth our responses to the numbering of the comments and the headings used in the Comment Letter.

Cover Page

1. We note that you intend to apply to list your common stock on the NYSE American under the symbol "GHSI" but no assurance can be given that your application will be approved. Please tell us whether you will continue your offering if your listing is not approved. If you intend to proceed with your offering before receiving approval of your listing application, please revise your disclosure to clarify that the listing of the common stock on the NYSE American is not a condition to the offering.

Response: We note the Staff’s comment. We do not intend to proceed with our offering unless we receive approval of our listing application with the NYSE American. We have updated our disclosure on the cover page of the Registration Statement to disclose this. Although we will not continue this offering if listing on the NYSE American is not approved, we reserve the right to amend the Registration Statement at a future date if the terms of our offering change, including if we decide to apply to list or to trade on a different national exchange or over-the-counter market.

Use of Proceeds, page 35

2. Please expand your disclosure to state the approximate amount of proceeds intended to be used for each purpose identified here. Please also clarify what you mean by "expand the company's business lines." To the extent that you intend to use proceeds to acquire other businesses, as you indicate is part of your growth strategy to expand your business on page 57, please provide the information required by Instructions 5 and 6 of Item 504 of Regulation S-K.

Response: We note the Staff’s comment. We have expanded our disclosure to state the approximate amount of proceeds intended to be used for each purpose identified. We have also clarified what we mean by “expand the company's business lines” and updated such language to “increase investment in the Company’s existing business initiatives and products,” and disclosed such initiatives. With respect to the acquisition of other businesses, we have noted in the Registration Statement that we have no commitments with respect to any acquisition or investment, and we are not currently involved in any negotiations with respect to any such transaction, as required by Instructions 5 and 6 of Item 504 of Regulation S-K.

Where You Can Find More Information, page 91

3. We note that you have elected to incorporate information by reference. Your disclosure on page 32 indicates that your common stock is a penny stock. Therefore, you are not eligible to incorporate by reference. Please revise your prospectus accordingly. Please see General Instruction VII.D.1(c) of Form S-1 for guidance.

Response: We note the Staff’s comment. The Company believes that as of its most recent Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, it falls within an exception to the “penny stock rules” described in Rule 3a51-1(g), which states that the stock of an issuer that has net tangible assets in excess of $2,000,000 is not considered a penny stock. We have updated our disclosure on page 32 of the Registration Statement. Regardless of the foregoing, we have revised the Registration Statement so that the Registration Statement does not incorporate any information by reference.

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If you have any further comments and/or questions, please contact me or David I. Sunkin, Esq. at Sheppard, Mullin, Richter & Hampton LLP at (213) 617-4252.

Very truly yours,

/s/ Michael Favish
Michael Favish
Chief Executive Officer

cc:	David I. Sunkin, Esq., Sheppard, Mullin, Richter & Hampton LLP